

02005973

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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VF 2-28-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sanstrum & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 SW Washington Street, Suite 925

(No. and Street)

Portland	Oregon	97205
(City)	(State)	(Zip Code)

FEB 25 2002

340

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry C. Sanstrum (503) 241-7430

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP

(Name — *if individual, state last, first, middle name*)

One SW Columbia, Suite 625	Portland	Oregon	97258
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02 SS

OATH OR AFFIRMATION

I, Larry C. Sanstrum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanstrum & Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
DIANA J. WILKINS
NOTARY PUBLIC-OREGON
COMMISSION NO. 347059
MY COMMISSION EXPIRES SEPT. 24, 2005

Signature

President

Title

Diana J. Wilkins

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Board of Directors
Sanstrum & Associates, Inc.
Portland, Oregon

We have audited the accompanying balance sheet of Sanstrum & Associates, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanstrum & Associates, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williams & Assoc., LLP

February 4, 2002

SANSTRUM & ASSOCIATES, INC.

BALANCE SHEET

December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 104,202
Commissions receivable	51,156
Prepaid expenses	7,457
Miscellaneous deposit	1,583
Prepaid corporate tax	19,805
Investment	3,300
Total current assets	187,503
FURNITURE AND EQUIPMENT	
Furniture and equipment	44,130
Less: Accumulated depreciation	(25,966)
Net furniture and equipment	18,164
OTHER ASSETS	
Deposit at clearing house	10,000
Lease deposit	1,904
Deferred tax asset	1,263
Total other assets	13,167
TOTAL ASSSETS	$ 218,834

See accompanying notes

SANSTRUM & ASSOCIATES, INC.

BALANCE SHEET

December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 32,587
Commission payable	20,459
Total liabilities	53,046
STOCKHOLDERS' EQUITY	
Common stock – authorized 100,000 shares of no par value; issued and outstanding 10,000 shares	20,000
Retained earnings	145,788
Total stockholders' equity	165,788
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 218,834

See accompanying notes

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

REVENUES	
Commissions	$ 837,856
Other income	8,344
Total revenues	846,200
OPERATING EXPENSES	884,122
Loss from operations	(37,922)
OTHER INCOME (EXPENSE)	
Interest income	4,203
Interest expense	(258)
Loss on sale of asset	(2,086)
Total other income (expense)	1,859
Loss before provision for income taxes	(36,063)
Provision for income taxes	4,462
NET LOSS	$ (31,601)

See accompanying notes

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

	Common Stock	Retained Earnings
Balance at December 31, 2000	$ 20,000	$ 177,389
Net loss	-	(31,601)
Balance at December 31, 2001	$ 20,000	$ 145,788

See accompanying notes

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (31,601)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	7,733
Loss on sale of assets	2,086
(Increase) decrease in assets:	
Commissions receivable	(17,122)
Prepaid expenses	(18,766)
Miscellaneous deposit	(297)
Deferred tax	(1,263)
Increase (decrease) in liabilities:	
Accounts payable	448
Accrued payroll	(4,898)
Income taxes payable	(11,907)
Commissions payable	9,564
Net cash used by operating activities	(66,023)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(9,380)
Proceeds from the disposal of equipment	850
Net cash used by investing activities	(8,530)
NET DECREASE IN CASH	(74,553)
CASH, BEGINNING OF YEAR	178,755
CASH, END OF YEAR	$ 104,202

Supplemental Disclosure of Cash Flow Information -

Cash paid during the period for interest	$ 258
Cash paid during the period for taxes	$ 16,400

See accompanying notes

SANSTRUM & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY – Sanstrum & Associates, Inc. is engaged primarily in the sale of securities and investment company stock. The company was incorporated in the State of Oregon in June 1987, and commenced operations as a broker/dealer in March 1988, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers authorization, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase.

FURNITURE AND EQUIPMENT – Furniture and equipment are recorded at cost. Expenditures for major repairs and betterments that extend the useful lives of the furniture and equipment are capitalized. Maintenance or minor repairs are charged to expense when incurred. When furniture or equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income.

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives range from 3 to 7 years. Depreciation expense for the year ended December 31, 2001, was $7,733.

SECURITIES TRANSACTIONS - Security transactions and related commission revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

INCOME TAXES - The Company utilizes the liability method of accounting for deferred income taxes. The liability method provides deferred taxes on the balance sheet for the temporary differences between financial statement and income tax return basis of assets and liabilities as of the year end at the presently enacted tax rates.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2001

ADVERTISING COSTS

The Company expensed advertising costs in the amount of $3,794 as incurred.

COMMISSIONS RECEIVABLE

Commissions receivable represent amounts owed to the company by its clearing agent Rauscher Pierce Refsnes, Inc. at December 31, 2001.

Management of the company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

DEPOSITS AT CLEARING HOUSE

The company maintains a $10,000 deposit at Rauscher Pierce Refsnes, Inc. (R.P.R.). R.P.R. may offset any deficiencies, of which none were encountered, against the deposit balance. The agreement may be terminated by either party, and all remaining balances will be refunded to the company.

PENSION PLAN

On January 1, 1995, the company adopted a Simplified Employee Pension Plan. The plan covers all employees who have obtained the age of 21 and performed services for the company for at least six months. Employer contributions to the plan are at the discretion of the Board of Directors. There are no limits on employee contributions. The company's pension expense was $25,185 for the year ended December 31, 2001.

OPERATING LEASES

The Company leases office space under terms of an operating lease which expires June 30, 2006. Monthly rent under the agreement is $3,124 plus common area expenses. Rental expense for the year ended December 31, 2001, was $32,918.

OPERATING LEASES (Continued)

Minimum future lease payments under the non-cancelable operating lease described above are as follows:

Year ending December 31, 2002	$ 37,488
2003	37,488
2004	38,424
2005	39,360
2006	19,680
Total minimum future lease payments	$ 172,440

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to prior year net operating loss carryforwards for tax purposes and differences in book and tax depreciation methods. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

For the year ended December 31, 2001, the Company's income tax expense consists of the following components:

	2001
Current income tax expense (benefit):	
Federal	$ (3,919)
State	720
	$ (3,199)
Deferred income tax expense (benefit):	
Federal	$ 409
State	(1,672)
	$ (1,263)
Income tax provision	$ (4,462)

INCOME TAXES (Continued)

The net deferred tax liabilities and assets in the accompanying balance sheet at December 31, 2001, included the following components:

	2001
Non-current:	
Deferred tax liabilities	$ (502)
Deferred tax assets	1,765
	$ 1,263

The Company has a State of Oregon net operating loss carryforward of $26,743 expiring through 2021 available to offset future state taxable income.

RELATED PARTY TRANSACTIONS

The company leases furniture from a stockholder on a month-to-month basis. Rental expense for the year ended December 31, 2001, was $4,668.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $50,000 under Rule 15c3-1(a)(2). At December 31, 2001, the company has net capital and required net capital $50,000, respectively, and a ratio of aggregate indebtedness to net capital of .47 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

SANSTRUM & ASSOCIATES, INC.

SCHEDULE OF OPERATING EXPENSES

For the year ended December 31, 2001

Advertising and promotion	$ 3,794
Commission and clearing fund	54,043
Commissions and wages	570,422
Computer services	5,367
Depreciation and amortization	7,733
Dues and subscriptions	3,261
Employee education	2,244
Insurance	1,256
Maintenance	531
Meals and entertainment	9,987
Miscellaneous	2,255
Office supplies	17,456
Payroll taxes and employee benefits	74,235
Pension expense	25,185
Postage and delivery	8,459
Professional fees	11,025
Regulatory fees	9,061
Rent	37,586
Saif, SIPC	1,573
Tax and licenses	1,534
Telephone	10,965
Travel	26,150
Total operating expenses	$ 884,122

SANSTRUM & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15 c3-1

December 31, 2001

NET CAPITAL	
Total stockholders' equity	$ 165,788
Less nonallowable assets:	
Other current assets	32,145
Furniture and equipment	18,165
Lease deposit	1,904
Deferred tax asset	1,263
Total nonallowable assets	53,477
Net capital	$ 112,311
AGGREGATE INDEBTEDNESS:	
Total liabilities from balance sheet	$ 53,047
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 50,000
Excess net capital	$ 62,311
Excess of capital at 1,000%	$ 107,006
Ratio of aggregate indebtedness to net capital	0.47 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	113,277
Reductions to retained earnings for audit adjustments, primarily related to accrual adjustments	(966)
Net capital per above	$ 112,311

SANSTRUM & ASSOCIATES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15 c3-3

December 31, 2001

EXEMPTIVE PROVISIONS:

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Sanstrum & Associates, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of Sanstrum & Associates, Inc. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sanstrum & Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (1) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams & Assoc., LLP

January 29, 2002

SANSTRUM & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2001

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